Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: November 15, 2021

The following communication is a transcript of a series of videos made available by EQRx, Inc. on November 15, 2021 on EQRx’s YouTube channel and EQRx.com.

Remaking Medicine: On the Record

Series Intro with Jami Rubin & EQRx Executive Team

Jami Rubin:

This series of videos has been prepared by EQRx Inc. and is general background information about the company’s activities at the date of production. The information in these videos is provided in summary form only and does not purport to be complete. These videos do not contain all the information that is or may be material to investors or potential investors and should not be considered as advice or a recommendation to investors or potential investors in respect of the holding, purchasing or selling of securities or other financial instruments and does not take into account any investors’ particular objectives, financial situation or needs. Please refer to the form S4 filed by CM Life Sciences III Inc., as most recently filed declared with the SEC, including the proxy statement/prospectus included therein, and all other relevant amendments and documents filed with the SEC by CM Life Sciences III Inc. and/or EQRx in the future for full information regarding the company, the sponsor and associated risks.

Jami Rubin:

Hi, I’m Jami Rubin, Chief Financial Officer at EQRx. Many of you may remember me as a pharmaceutical stock analyst for nearly three decades. I remember back in 2020 when EQRx launched at the JP Morgan healthcare conference. Its business model was different from anything I had seen before. At the time, I thought this was a really clever idea, a market-based solution to expand access to innovative medicines.

Jami Rubin:

Drug pricing is something that I have been writing about for a long time. President Clinton’s healthcare reform back in the early 90s, Medicaid drug rebates, Medicare Part D, and since then, numerous drug pricing proposals and attention from global media and patient groups. The problem is clearly complex. And although I was supportive of EQRx’s mission, I was also skeptical. When I got the call from Alexis to join, I had a lot of questions. Once I had the opportunity to look under the hood, spending several months doing due diligence like any good analyst would, I was convinced. It became obvious that if anyone were going to solve this problem, it was this team at this moment in time.

Jami Rubin:

Recent innovations in drug discovery and development have been truly astonishing. However, there are still a lot of patients who can’t access medicines and health system budgets are becoming unsustainable. EQRx is offering the market-based solution that until now the industry has failed to provide. While filming this series in our Cambridge hub, I’ll be putting my analyst hat back on, asking the questions that I think are essential to understanding the EQRx business model and value proposition. I’ll bring you through the journey I went through in my analysis that brought me to make this huge career shift and why I didn’t want to watch from the sidelines but to be part of this mission. I’ll discuss with our founders the mission and the business opportunity, do a deep dive into how we’re expanding our pipeline to address the largest markets, and spend time exploring our unique relationships with payers and providers, which we believe will become an alternative marketplace.

Jami Rubin:

You will also get to hear from board members, early investors, and the SPAC sponsors and learn how they frame their investment thesis on EQRx. And if you still have questions, we will host a follow up webinar at the end of the series where you will get a chance to ask us. Please feel free to send your questions to investors@eqrx.com.

We hope you’ll come to understand how this billion dollar plus transaction will ultimately help us to achieve our bold mission. It’s the big idea whose time has come in this industry, a truly disruptive market-based solution. The caliber and drive of the senior leadership team is a major reason I joined so before we dive in, I’ve taken some time to sit with each of them to capture the unique perspectives and passion that are leading our work here at EQRx.

Alexis Borisy:

I’ve been in the room when many new drugs have been created. I’ve been in the room as we figured out how to develop them. And all the craziness in the pricing system and why you do things the way that you do.

Melanie Nallicheri:

I’ve had a front row seat to understand what the economics are when a drug moves from the manufacturer all the way to the prescribing physician. I am able to now rethink how we’re taking it all apart and putting it back together for a new model.

Alexis Borisy:	And I know we can do this differently. We need to do this differently.
Rona Anhalt:	You really have to start something new to make things happen. That’s exactly what we’re doing here.
Eric Hedrick:

Now there are several cancers for which we have way more effective treatments than we ever did. You really have a significant problem now with patients not having access to these new effective medicines because of financial reasons.

Kent Rogers:

After almost 30 years in the industry, I became rather incensed at the trajectory that we’ve been on. EQRx is the only manufacturer I’m aware of that’s committed to reversing that trend and doing it through the necessary stakeholders in our industry to create the partnerships.

Christian Antoni:

This is a lifetime opportunity and the only company I know where I can run development programs who are focusing really on the questions we want to answer for the patients. The right trials with the right people.

Daniel Hoey:	This is an opportunity to apply our best learning and have those cost savings flow through to the patient and change the reputation of the industry.
Richard Buckley:	It just feels like it’s an idea whose time has come.
Rona Anhalt:	It was truly an opportunity to go into an organization with the goal of creating something new and different and disruptive.
Eric Hedrick:	I really saw it as the only company right now in the biotech world that was focused on issues that are incredibly important now, need to be addressed and we’re doing that in really creative ways.
Alexis Borisy:

Let’s still have the innovation flow. Let’s bring those great breakthrough medicines to patients. Let’s build an incredibly profitable business doing it. But let’s do it in a way where the prices are much lower and we can make this sustainable for the individual patients, for society as a whole, and for innovation in the long run.

Melanie Nallicheri:	I am so humbled to be leading EQRx and I feel so privileged that I can lead us to delivering on our vision of remaking medicine.

Mission & Opportunity 1: New Medicines, Radically Lower Prices

Jami Rubin:

We’re here today with the visionary founders and executive leaders of EQRx, Melanie Nallicheri and Alexis Borisy, who will speak about the business opportunity and how they pushed and pulled at the ideas and possibilities that would ultimately become EQRx.

During the second half of the segment, we will hear from additional advisors and founders, Dr. Peter Bach and Dr. Sandra Horning, who will be joining us virtually.

Here today with me are Melanie, our CEO who brings broad experience from across the biopharma value chain including in payer and healthcare system delivery;

Alexis, Chairman of the Board, who has created and invested in numerous companies across breakthrough therapeutics and diagnostics;

and Dr. Peter Bach, who served as Director of Memorial Sloan-Kettering Center for Health Policy and Outcomes for many years and recently joined Delfi Diagnostics as the Chief Medical Officer.

First before we begin, Melanie, I just want to offer my sincere congratulations on becoming CEO September 1st.

Alexis Borisy:

Can I just say, I mean, look, Melanie’s been running the, the company day-to-day from when we first created the company together, and I like to just say I’m the lucky guy who got to cofound the company with you and I knew from the first moment, right, you were going to be the long-term CEO of this company and it’s just been utterly amazing. So thank you.

Melanie Nallicheri:	And it couldn’t have been more fun than doing it together.
Jami Rubin:	We get this one all the time. How do you launch drugs at radically lower prices and remain profitable?
Melanie Nallicheri:

First of all, we work in areas where we feel there has been enough understanding of the underlying biology. There’s definitely a place for the basic research and discovery and it’s important, but that’s not what EQRx does.

Melanie Nallicheri:

What that changes is the success rate, which today is one to two out of ten, which we believe we can improve. Part of the reason why prices are so high today is because they get burdened with the cost of all the failures.

Melanie Nallicheri:

Number two, today we have the opportunity from an operational point of view to run development differently. Just look at what technology has enabled us to do. It’s rethinking the entire process of how you think about developing a medicine. It’s one of the advantages of starting with a blank sheet of paper and really rethinking every little piece with efficiency in mind.

Melanie Nallicheri:

Number three, the way we partner with those that prescribe our medicines once they are approved, those that pay for those medicines. That is an arm’s length relationship today. We are saying we’re real partners and as a result we are changing what today is pushing high-cost medicines through high marketing and sales expenses and turn it into a pull model. And that allows us to massively lower our investment into sales and marketing. You take those three things together, our cost basis looks fundamentally different and we can build a highly successful business yet: we can make sure health systems are doing better, patients are doing better and there’s a lot less administrative hassle for physicians.

Jami Rubin:	How do you describe the EQRx business opportunity?
Alexis Borisy:

We are bringing great innovative new medicines to people and society broadly at much lower prices. That is doable today because the underpinnings of the industry have changed in what you can do in terms of creating the drugs, developing the drugs, and you can imagine how to do it differently and how you sell the drugs. The net result of that of what is possible today is a much more efficient way of bringing those drugs to market. At the same time, the industry keeps raising prices because we can. So that spread between the change in the underpinnings of the industry of what is possible today versus where the industry is today, that delta that is an enormous business opportunity to bring great innovative new medicines at radically lower prices and build a spectacular business.

Jami Rubin:	Why haven’t other companies exploited this gap between prices and cost that Alexis just spoke to?
Melanie Nallicheri:

The large companies, the incumbents in our industry, also have legacy cost structures. So it’s really difficult to operate in a fundamentally different way or even shrink yourself back to that efficiency that’s required. Some of the younger companies are just not at the scale that you need. This only works at great scale because that is how we’re bringing the greatest value to all of the stakeholders, the health systems, the prescribers and clinical decision makers and the patients.

Jami Rubin:	What we are trying to do at EQRx has never been done before. We are an N-of-one and not surprisingly there are some skeptics out there. In fact, early on I was one of them.
Alexis Borisy:	Jami, you’re always a skeptic.
Jami Rubin:

And I’m not a skeptic anymore, but I get to ask the skeptical questions. That’s my role here. There are examples of other companies that have tried this, and they’ve tried it to gain market share. They’ve lowered their price, but it has not worked. In fact, you’ve said they failed miserably. So what are we doing differently?

Melanie Nallicheri:

One, we’re willing to go to a place where nobody has been willing to go before from a pricing point of view. You can’t do this in a meek fashion. You have to be bold because ultimately that set of savings that we are creating that needs to be substantial, but not only on a one molecule basis. That’s not enough. You then need to replicate that across a number of different therapies and ideally those that create the greatest pain for the payers in the health systems.

Melanie Nallicheri:

But importantly it needs to be something that our partners see significantly impacts their business, drive savings for them, makes it financially sustainable for health systems to make the innovative medicines available to all patients who end up benefiting from them.

Jami Rubin:	But some question our ability to create a sustainable business model, how would you respond?
Melanie Nallicheri:

I would argue it actually gets better and easier over time because the more partnerships we have the more medicines we can bring into our funnel. The more medicines we have, the more partnerships we can bring. It creates a flywheel.

Alexis Borisy:	If we achieve that, if we become that trusted marketplace, this actually lays a path for much great efficiency across the board of making sure that innovation gets to people broadly.
Jami Rubin:	Let me be provocative here. Some might say that we are not currently developing novel therapies, so what are we doing at EQRx that is innovative?
Alexis Borisy:

Well, I think EQRx is, pretty darn innovative. At its heart it might be business model innovation but I think that can be really profound here because if we can delight customers broadly, stakeholders, patients, people, society, health systems as a whole with equally as good or better drugs at radically lower prices, at massive scale that strikes me as pretty darn, innovative.

Melanie Nallicheri:	In some ways you could say we as an industry we’ve always only defined the innovation around the science, but why does the definition need to stop there.
Alexis Borisy:

Also want to be clear, like we’re innovating technologically at every part in the process. We are bringing out, these are new drugs. These are new patent-protected drugs, some of which we partnered in, with great collaborators. It’s very much worth the lift, it’s something that I think could be really spectacular.

Jami Rubin:	Can you explain the EQRx name and the brand that we’re building?
Melanie Nallicheri:

EQ can stand for many things. It can stand for equal access, equitable pricing, equally good or better medicines, but fundamentally at its heart it’s about that social contract that we are all about and that every single member of our team really ascribes to. It’s bringing equity back into healthcare.

Alexis Borisy:

The industry has extraordinarily high IQ, but, you know, as my grandmother used to sort of say to me usually when I’ve done something a little crazy. She’d say smart, smart, smart, smart, but dumb. It’s time for a little bit more EQ, a little bit more emotional intelligence in our industry. We like to say at EQRx we get and understand what people in society want and need.

Jami Rubin:	So, modern vision. That’s really important to our model, can you spend more time explaining what that is?

Melanie Nallicheri:

What have we done as an industry? We have an established set of ways in which we are generating clinical evidence. And most of our focus is, of course, rightly so on regulatory approval. That’s really important, but we think about the clinical evidence in a much broader sense. We’re thinking about clinical evidence to adoption. What do the physicians want to see? what do all of those that ultimately decide to use a medicine, what do they want to see? And what’s the most efficient way to generate that? And that means that we could run trials differently. That means we can use real world data in very new and novel and exciting ways. It means that we can operationally just turn all the little knobs and generate operational efficiencies. If you do all of that, the way, development looks is very different and that’s what we mean when we say a modern vision.

Jami Rubin:	Alexis, EQRx has ten programs in its pipeline, five already in the clinic. How did EQRx build this so quickly and why is it important that we build this at scale?
Alexis Borisy:

We’re ahead of schedule from where we thought. Part of it is we have some of the best drug hunters in the business. We know what a great drug is. We know how to engineer it and we can look out there and if it already exists we can find it. Those ten drugs today, this may be a hundred billion. We’ve said we’re going for 20 by the end of ’22. That’s 200 billion and then growing beyond that, 30, 40, 50. This is a meaningful chunk of that industry. That’s what we’re trying to assemble.

Alexis Borisy:

If you look in that and say what makes that up, you’re looking at the areas that are addressing a lot of people, high-cost drugs, significant burden to society as a whole and to the individual patients. We looked at everything and we said, okay, here’s the top 50 drug classes of today and tomorrow that we want to go after and those become heavily focused in oncology and in immunoinflammatory. And then we set out to go get them and if we couldn’t get them, to engineer them from scratch.

Jami Rubin:

China holds immense opportunity for bringing new therapies to patients, but two questions arise from that. Number one, are we as an organization too dependent on China? And, number two, do you think that the window of opportunity is closing now that multiple companies are beginning to take note?

Alexis Borisy:

So when we say we’re ahead of schedule, it’s because we saw these programs that we became so excited about that allowed us to bring forward the business model. But these drug engineering collaborations that we’re doing with some of these best of breed technology innovators that are out there, which, you know, comes across from Cambridge, Massachusetts, from the United Kingdom, from Canada, from the West Coast and some also from China, we see our sourcing from the best of innovation wherever it is.

Jami Rubin:	Melanie, what are your thoughts on price competition from your incumbents?
Melanie Nallicheri:

We set up EQRx purposefully from the get-go with an intense focus on efficiency because we are dedicated to pricing radically lower, globally for all of our medicines. It is not a one-off. In order to make that happen, we need to have a different cost basis. Of course, I expect that they will compete with us, but we have built the basis for continuously competing in that way forever.

Melanie Nallicheri:

Many of our friends in the broader pharma biotech ecosystem have A) applauded what we’re doing because they believe that someone needed to go there at some point, and many see the opportunity to actually work with us because they can access a potential therapy that they could use in combination with one of theirs. And that’s an opportunity for them. So I think we’ll land much more in a frenemies or coopetition kind of environment.

Jami Rubin:	Alexis, how would you respond to those who say that the EQRx business model is bad for innovation?
Alexis Borisy:

Well, it’s great for innovation. I think that’s - I’d say they’re crazy, as Melanie described, we’re building this flywheel. If we are successful in doing that, we’re building a more efficient manner of getting great innovation to the market broadly.

Alexis Borisy:	You can look in the drug engineering collaborations we’ve done. These are some of the best of breed companies that want to partner with us because of the vision of what we’re bringing.
Alexis Borisy:

If you think about it, for a couple of decades the industry brought 30 new drugs a year to market. The last couple of years that’s now increased to around 50. Can ask the question if our understanding of the science and clinical medicine is getting good enough, could that be a hundred a year? Could that be 200 a year? How does that become sustainable? Well, EQRx makes a way of efficiently getting those to market that makes that sustainable. So, I would say that what we are trying to do here is allow that innovation to be truly sustainable by society so that it can keep coming forward.

Alexis Borisy:	Let’s look back at history. People said the industry was going to be dead when Hatch-Waxman was passed in 1984 and the generics business was –
Jami Rubin:	I probably wrote that.
Alexis Borisy:

What happened? We got a blooming of more innovation in the industry, right. We clear out a bunch of headroom to let the true new innovation get rewarded and I think that is fundamentally good across the board. That’s what we’re looking to achieve.

Melanie Nallicheri:

Right now, we’re in the situation where it’s a balloon that’s about to pop if you just look at the rhetoric at how the pricing conversation is playing out on the political stage. If we let out some air out of that balloon, it’s not going to pop or said differently a market-based solution is always a much more fine-tuned instrument than anything else that happens through regulation or legislation even with the best of intentions.

Jami Rubin:	Right, would agree with that.
Jami Rubin:	Let’s bring this back to the beginning. What was the spark or catalyst to create EQRx?
Alexis Borisy:

Yeah, and we were, we were literally going back and said, could you acquire these drugs? Could you engineer it? Could you do something fundamentally differently with the payers? And it became there was this moment where we’re, I think you actually could do this and then it very quickly became like, well, well, if you can do this somebody needs to do this. We’re looking at each other like, well, we need to do this.

Melanie Nallicheri:	We must do this.
Alexis Borisy:	We must do this.
Jami Rubin:	How did the initial people come together?
Alexis Borisy:

If we say at EQRx it’s about bringing the world of people that do drug creation and drug development to the people of healthcare systems, payers, distribution. Melanie and I together bridge that world and that sort of creates the center. And then you needed to get the best of everybody from around, that world.

Melanie Nallicheri:

Our cofounders, they represent everything that Alexis just mentioned, so Robert Forrester, who has been the architect of all of our first, in licensing deals that built the portfolio, Sandra Horning, who is admittedly one of the foremost drug developers, with an unbelievable success rate and then Peter who is here with us today who has been one of the experts and also one of the most outspoken critics about drug pricing.

Jami Rubin:

In fact, we met probably what 10-15 years ago and what I love about your work is that you’re not afraid to say what you really think. Alexis you are known as a biotech entrepreneur. How did you guys reach that moment where you thought let’s found this company together?

Alexis Borisy:

So Peter and I first got to know each other at Foundation Medicine, I got to know Peter not just as the gadfly pricing critic, but as this really sort of creative thinker about how does the whole healthcare ecosystem work? Why do people pay for things the way that it does and how does it work?

Alexis Borisy:	It was clear if we’re going to build this company, Peter had to be a part of it.
Jami Rubin:	And, Alexis, I’m going to put you on the spot here.
Alexis Borisy:	Excellent.

Jami Rubin:	Your other companies are behind some of the highest prices in the industry. How do you square that with what you’re trying to build at EQRx?
Alexis Borisy:

It’s one of the great things that shows the need for a transformative company such as EQRx to be built. The way the system works today makes it totally logical for a biotech company that’s brought out a great innovative new medicine to do it the way that the system designs for it to work today. So that’s why it happened. If you’re going to change the game, you need a company that is going to change the game.

Jami Rubin:	Peter, given your research on the issue of drug pricing, why do you think EQRx is a viable solution?
Peter Bach:

For more than a decade I’ve been writing about and flagging serious defects in the market. We have on one side during the course of my career seen incredible biomedical innovation with truly transformative therapies being invented and on the other side a complete collapse of access and embedded problems being put into every aspect of the delivery system for drugs.

Peter Bach:

That created an opportunity because no one’s sort of happy with that. Everyone’s sort of just taking their piece of this dysfunctional system. A company that comes along at scale that offers lower prices because it’s an effective business strategy to the elements within this supply and distribution chain will be able to be successful because the proposition delivers all the way through to producing the health in patients.

Jami Rubin:

Peter, you’ve spent many, many years of your career studying biosimilars and you’ve been very critical of them. We have often been compared to biosimilars; can you tell us what we can learn from their early failures?

Peter Bach:

Right, there’s two important distinctions. The first is we’re not producing biosimilars. We’re producing branded products that may have additional indications. They’re going to have different clinical data. And the plan is they’re going to be equally good or better than their competitors. The biosimilar manufacturers have failed because they have taken a branded manufacturer pricing approach. And that isn’t our approach. We’re going to come to market with deep discounts relative to the competitors in the class. We’re going to offer equally effective or better medications with primary clinical data from really well-designed studies with proper comparators. It’s a completely different approach.

Jami Rubin:

So just to conclude, if ten years from now there is a Harvard Business School study highlighting our success, what would have had to happen to achieve that success and, Melanie, I’m going to ask you that question first.

Melanie Nallicheri:	We would have assembled our Global Buyers’ Club and earned their trust. And we would have the flywheel in full motion.
Alexis Borisy:	Ten years from now looking back we will have brought a dozen clinically important drugs to patients and have dozens more in the pipeline.

Jami Rubin:	Peter?
Peter Bach:

We would have followed through on the two foundational principles of the company, that we’d bring great medications that were as good or better, uh, as the other branded products on the market and we would have continued to come in at prices that were well below those other ones and provided a focus on access.

Melanie Nallicheri:	Jami, how would you answer the question?
Jami Rubin:	We would have generated significant revenues. We would have built a massive pipeline and, knock on wood, we will have generated spectacular returns for shareholders.
Alexis Borisy:	May it be so.
Jami Rubin:	May it be so.
Alexis Borisy:	I feel like we actually had the, the Jami Rubin treatment.
Melanie Nallicheri:	The true Jami Rubin treatment. Thank you, Jami.
Jami Rubin:	This is the nice treatment. Well, I’m really looking forward to interviewing Dr. Sandra Horning in our next segment. Thanks so much.

Mission & Opportunity 2: Dr. Sandra Horning Talks EQRx

Jami Rubin:

Joining me today is Dr. Sandra Horning. Dr. Horning is one of the industry’s most accomplished drug developers, notably spending a ten-year career at Roche and Genentech as executive vice president, chief medical officer and global head of product development. Bringing 15 new medications to patients. Dr. Horning spent 25 years as a practicing oncologist, investigator, and tenured professor at Stanford University School of Medicine. She has also previously served as president of the American Society of Clinical Oncology. Sandra, thank you so much for your time.

Sandra Horning:	It's great to be with you here.
Jami Rubin:	So Sandra, what were your motivations in wanting to help found EQRx?
Sandra Horning:

My motivations were really threefold. First and foremost, I'm compelled by the mission to make important, innovative medicines, more affordable, and more accessible for the people who need them. Second, I really want to be part of the innovation in clinical development, in evidence generation, and new partnerships in healthcare delivery. And third, it was an opportunity to work with Alexis and Melanie again. They are obviously bold, visionary leaders and if anyone can make EQRx a success, it's them.

Jami Rubin:	Can you expand upon the unmet need that EQRX is addressing, what you saw in your own personal practice?
Sandra Horning:

Well, there really is an unmet need. For some patients these medicines are simply not affordable, or they can incur financial burden, financial toxicity, as it's known, that really unfavorably impacts their quality of life. And then there's access in the system. The health care plan may put up barriers or disincentives to receive the best, most innovative medicines. What we're really trying to do at EQRx is broaden the tent, or bring more people under the tent, to receive important innovative medicines. And this I think will have favorable outcomes for patients and for society.

Jami Rubin:

You are responsible for more drug approvals than nearly anyone else out there. Where are some opportunities to operate differently when it comes to identifying assets and pursuing approval pathways for EQRx?

Sandra Horning:

Well, I think our opportunities are that we go after well-established targets, and we learn from those who have gone before. We think about development in a very efficient and lean manner, where we're using novel trial designs. And we're thinking about not only regulatory approval, but we're thinking about adoption. And what is the critical evidence that we need to generate through that entire space, and to continue to generate evidence from the real world in novel partnerships. These things together can enable us in a very lean, efficient way to accomplish our mission.

Jami Rubin:	So speaking of adoption, how do you think your fellow oncologists will respond to an EQRX option on the market?
Sandra Horning:

Well, I feel like I know oncologists pretty well and I'm actually proud that they're very data-driven, and they want to do what's best for patients. So, first and foremost, it's about how that data is communicated. It is the awareness, and then the acceptance, through guidelines and the advice of therapeutic experts. When it comes to the clinic, the interaction with the patients, oncologists are going to be influenced by how easy it is to use the drugs, to prescribe the drugs. They're going to be listening to the patients about their experiences. And I think they're going to be very interested in this continuous evidence generation that will enable us to communicate around our medicines in broadly diverse populations.

Jami Rubin:	This is a question that I get all the time, and that is, are you comfortable with our first two assets that were studied in China?
Sandra Horning:

Well, I got comfortable by looking at the data. I'm an oncologist and I'm data driven. And I think the efficacy and safety profiles look very good. I'm also encouraged by the treatment effect, the hazard ratios between the treatment group and the standard group. That gives me great confidence.

Jami Rubin:	So in sum, I asked our other colleagues the same question, but just curious to get your perspective, Sandra, what does long-term success look like for EQRX?
Sandra Horning:

Well, I think long term success looks like EQRX has had a demonstrable impact on the healthcare ecosystem. And I think overall we'll see that we have actually promoted innovation by reducing the burden of cost and putting more oxygen into the system. And I think that's good for patients and for society.

Jami Rubin:	And as Alexis would say, may it be so.
Sandra Horning:	May it be so.
Jami Rubin:	It’s been an honor working with you as one of our board members, and your contribution to our board discussions has been one of the highlights of my time at EQRx so far.
Sandra Horning:	Thank you, Jami.

Pipeline Part 1: 10+ Programs & Paths to Approvals

Jami Rubin:

Our pipeline is ever-evolving, and our goal remains the same: build a catalog of affordable, accessible medicines. We currently have over 10 programs in our pipeline: 5 in clinical development and over 5 undisclosed preclinical programs. We’re targeting disease areas creating the highest cost burden for health systems, payers and patients, beginning with oncology and immune-inflammatory diseases. This pipeline represents the opportunity to expand access to novel therapeutics for millions of patients around the globe. Our programs are pursuing validated targets with a known, clear and causal mechanism of action which has the potential to increase our probability of success.

In order to build our pipeline quickly, we in-licensed a number of clinical-stage assets and established collaborations with multiple leading drug engineering companies to help rapidly expand our early-stage pipeline. Additionally, we have launched EQRx Inside, a platform designed to help facilitate the development of combination therapies. This strategy has resulted in a balanced pipeline of programs, spanning nearly every stage of clinical development, which we believe will lead to a steady cadence of product launches over the decade and beyond.

Today, you’ll get a closer look at our clinical programs, including our 2 pre-registrational programs in non-small cell lung cancer, and other clinical programs in development for the treatment of breast cancer, liver cancer and multiple immune-inflammatory diseases.

So let's dive in.

Jami Rubin:

Joining me today are Dr. Eric Hedrick, our Chief Physician Executive, who comes to EQRx most recently from BeiGene where he served as a Chief Advisor helping to build their China-inclusive clinical development group. Prior to that, Eric served in clinical executive roles at Epizyme and Pharmacyclics after nearly a decade at Genentech.

Jami Rubin:	Prior to joining the industry, he served as an attending physician on the Hematology Service at Memorial Sloan Kettering Cancer Center.
Jami Rubin:

Dr. Christian Antoni, our Chief Development Officer, spent his career in rheumatology responsible for bringing three blockbuster therapies to the world, including Remicade, Dupixent, and Cosentyx, and served as a Global Program Head at Novartis. He has also held impressive and influential roles at Sanofi where he established the immunology development function.

Jami Rubin:

Dr. Vince Miller, our Physician-in-Chief, is one of the world’s experts in lung cancer and clinical trial design and interpretation. Most recently he served as Chief Medical Officer at Foundation Medicine and he also brings more than 20 years of experience as an attending physician focused in Thoracic Oncology at Memorial Sloan Kettering.

Jami Rubin:	Joining us for a virtual interview at the end of this segment is Dr. Carlos Garcia-Echeverria, our chief of Rx creation.
Jami Rubin:	Eric, you spent many years developing drugs at big pharma companies. What are you doing different at EQRx? Could you have done this five 5 years ago?
Eric Hedrick:

It’s not only that you probably couldn’t have done this five years ago, it’s the fact that EQRx is fairly unique in that we’re building our development organization, our entire organization fit for this purpose, fit for the purpose of providing good medicines to the most people for the most affordable price and if you look at existing companies, they’re doing great work. They’re developing great medicines. They’re not necessarily organized for the purpose of providing great drugs to the most people for the most affordable price. And so that has to be built fit for purpose and that’s what we’re doing.

Eric Hedrick:

I think our approach to it is unique in that from the beginning of drug development, we’re thinking about our medicines in this way, you know, getting them through the proper stages of formal clinical development at the same time understanding everything we can outside the context of the traditional clinical trial so that when the time comes that those drugs are approved we have a level of evidence. It’s not really just produced with regulators as an audience. It’s produced with physicians, patients, payers as audiences as well.

Eric Hedrick:

I would say that one thing we do differently here at EQRx while focusing on the regulatory side we’re also taking a very holistic approach to evidence generation and generating the evidence is really important to practice patient benefit in different populations, as a way to, cover all the bases, to really fully describe our medicine.

Jami Rubin:

We have five that are preclinical today, 5 that are in the clinic, we aspire to double the size of our pipeline next year and as head of clinical development how do you wrap your head around the organizational ability to operationalize that opportunity for the company?

Christian Antoni:

So obviously it’s a challenge and, and you may think it’s too much, but actually I think it’s an opportunity. I think the company can be built to the purpose, can be built from the scratch to do exactly that. The later stage programs are already in shape. The newer stage programs we can shape our own. We in contrast to a biotech company normally which has one or two assets and goes to vendors and is focusing just to move these two assets, we actually are focusing on building the machine. I think that’s one of the main reasons that I joined EQRx that I can help EQRx building this machine to really be able to handle that and to be efficient.

Jami Rubin:

Vince, let’s dive a little deeper into our lead programs. Aumolertinib, a third generation EGFR inhibitor in license from Hansoh for non-China markets and studied in China. Can you describe the Phase 3 data?

Vince Miller:

We really liked, the profile of aumolertinib when we looked at the pre-clinical attributes. Its major metabolite seems to in pre-clinical work maintain high selectivity for mutant EGFR, which we thought could potentially in the clinic, ameliorate, wild type EGFR toxicities. At the time, we partnered on aumolertinib, the drug had been approved, in China for the treatment of patients with EGFR mutant lung cancer and T790M, who progressed on a first or second generation drug.

That Phase 3 trial, which has the acronym AENEAS, was presented this year at the ASCO meeting and this was a randomized, double blind, placebo-controlled trial of more than 400 patients randomized to receive either aumolertinib or gefitinib.

Vince Miller:

And in this study the trial met its primary endpoint of a significant improvement in PFS from a median PFS of 9.9 to 19.3 months with aumolertinib and the P value for that was highly significant. The hazard ratio was 0.46 and the toxicity profile of aumolertinib was, certainly encouraging with less rash and less severe rash and less diarrhea and less severe diarrhea than was seen with gefitinib.

Jami Rubin:	Vince, how did the KOL community react to this data at ASCO?
Vince Miller:

I think, the KOL community was enthusiastic. There was a robust discussion by Dr. Helena Yu from Memorial Sloan-Kettering, that framed the results in a very positive manner, and highlighted the fact that we anticipate pricing aumolertinib at a fraction of the cost of what people are used to seeing.

Eric Hedrick:

The thing that was interesting for me to see is you can see the reactions to data being not just sort of the clinical study data as Vince alluded to, but also sort of awareness that in many oncology classes right now and many diseases we have treatments that are so effective that patients are going to be on them for years. And so it’s not just the reaction to the efficacy and safety data. It’s also interesting to see the reaction to, you know, the new sort of context in oncology where financial burden is a real issue, right, where tolerability issues that previously honestly weren’t really focused upon. You would take whatever efficacy you could get, but now much more focus being on some of these tolerability elements because patients are going to be on these drugs for a long time.

Jami Rubin:	Right, right. Vince, were physicians excited about the tolerability profile of the drug? Did that resonate at all?
Vince Miller:

As you know the data was compared to gefitinib, a first generation drug, and certainly encouraging to see that the wild type toxicities appeared, substantially less with aumolertinib than gefitinib and I think certainly the issues around toxicity in, in general in any class of medicines implicitly become more important if we’re doing better. Patients will be on the drugs longer. The drugs will be given in combination. The other drug will have combinations. And so adjuvant therapy, lifelong therapy, these things are more and more important.

Jami Rubin:

Vince, our data is not as mature as the leading drug in its class. And it’ll take time to reach that level of maturity. How confident are you that aumolertinib will eventually show an overall survival benefit and how important will that be to prescribing physicians?

Vince Miller:

Oftentimes the history of how something’s tracking is really important in these things, so pre-clinically we saw a certain profile with aumolertinib that seems to be borne out to date. It has better activity than a first generation drug based on the results of the AENEAS study. The EGFR wild type toxicities are less. The PFS difference was robust and, then as far as survival analysis, we’ll need to see these are event-driven metrics. Practice patterns change over time, et cetera, et cetera, but so far so good and everything tracking the way we had hoped it might.

Eric Hedrick:

Yeah I would just also keep in mind that these studies are, these Phase 3 studies in this class are designed to detect the effect of the drug, right, of the treatment. And that’s measured as PFS. Now we’re an environment where fortunately we have lots of active drugs. And so impacting survival’s important, but impacting survival takes some time too, right, because these patients tend to live a lot longer than they used to. And the trials are really designed to detect the PFS effect, the benefit of the drug.

Eric Hedrick:

We’re in a place where everything we’ve seen so far in terms of milestones, in terms of the drugs’ activity has fallen completely in line with the expectations and the class and we’ll just need more time to see the survival.

Jami Rubin:	And just finally on this topic, will we need overall survival to file the drug with the FDA?
Eric Hedrick:	No, I think it’s been well established precedent that progression free survival is the approval endpoint in this disease. It has been for the, the class previously, and that’s our full expectation.
Jami Rubin:	Let’s talk about our regulatory strategy. Eric, based on the regulatory backdrop and the data that we’ve generated for Aumolertinib. What is our strategy there?
Eric Hedrick:

So, the strategy really is predicated on really two parts. One, having the level of evidence from the pivotal trial that’s sufficient in terms of efficacy and safety to meet an FDA standard for an EMA or an MHRA standard. And the other part of this is really, meeting the conditions of ICHE5 in terms of generalizability. In some situations that will require some additional work from us. For instance, on Aumolertinib, to satisfy this condition around having intrinsic equivalency, we’re performing the pharmacokinetics studies in Western populations and in different racial and ethnic subgroups to make sure that there are no intrinsic behavior of the drug issues at play.

Eric Hedrick:

So, in some cases we’ll need to supplement the work that’s been done in China. Where that’s required that’s what we’ll do. But again, this comes back to meeting the conditions of ICHE5, certainly the FDA has commented extensively on that – the fact that there is this guidance out there that they generally follow this guidance. And that’s really what we’re predicating the regulatory approach on.

Jami Rubin:	Eric, sugemalimab was studied in both stage 3 and stage 4 non-small cell lung cancer. How did that study design, how is it differentiated from other IO therapies in the lung cancer setting?
Eric Hedrick:

It’s difficult to look across checkpoint inhibitor studies in lung cancer either stage 3 or stage 4 disease and sort of conclude that they are the same trial because often they are. So, for example, in GEMSTONE 302, which is a stage 4 disease trial, in the trial that was conducted both patients with squamous and nonsquamous histology were included in one study. That’s a little bit different than what’s been done before. And that leads you to a broader more generalized stage 4 population.

Eric Hedrick:

GEMSTONE 301 is interesting in that previously checkpoint inhibitors in the stage 3 setting had been evaluated only after concurrent chemoradiotherapy, so that’s definitive treatment. Checkpoint inhibitor in that situation is usually the maintenance therapy. There are two different ways to give chemoradiotherapy. One is concurrent, everything together. The other is sequential.

Jami Rubin:	Vince, anything to add from a physician’s perspective?
Vince Miller:	I think, of course, lung cancer is a really common disease and for a doctor or patient to be able to say, oh, this is a trial that, had patients like me in it or the doctor to be able to think, oh, that fits my patient. You feel better. There’s less extrapolation of results and inference and so forth. So, really be able to go to the data, to see how, you know, that population faired.
Jami Rubin:	Just in the stage 4 lung cancer study, are you seeing a lot of crossover from the chemo arm to the IO therapy?
Eric Hedrick:

So, in the trials of Sugemalimab that we’re doing, stage four disease there was an option for patients to crossover or receive -- control arm patients receive Sugemalimab after progression. But also, these patients had access to a lot of checkpoint inhibitors by that point. And these will have some effect on overall survival.

So, I think the finding that the control arm in the stage four Gemstone-302 study was doing relatively well just reflects the fact that it’s conducted in an era where checkpoint inhibitor drugs are available.

Jami Rubin:	And that makes a lot of sense. Vince, in our stage three study can you comment on the PFS benefit that was discussed at ESMO?
Vince Miller:

Sure. So, in the, 301 study we saw an improvement in the median PFS from about 5.8 months to 9 months. The hazard ratio for this was about .64 and the P-value was less than, you know the usual bench marker .05. So, a robust, uh, result. Again, it has to be taken into the context of the patient population who was enrolled in this study.

Jami Rubin:	Right. And I know you were talking to the KOL community. What has been the reaction to Sugemalimab? Are they saying why do we need another checkpoint inhibitor?
Vince Miller:

I think people appreciated, the uniqueness of the design of this study and felt the results were, you know, robust. The fact that, we approach developing agents that, you know could be priced at a fraction of the cost of competitors, that’s, that’s an innovation in and of itself.

Jami Rubin:	What other cancer indications are we considering with Sugemalimab, Eric?
Eric Hedrick:

So, Sugemalimab is in phase three testing not only in the two settings, the non-small cell lung cancer that we discussed, but also in gastric cancer, in esophageal cancer. In addition to those indications, people should know that the agreement that we reached with CStone also entailed rights to their PD-1 inhibitor, and that’s being evaluated in phase three in hepatocellular cancer. So, it’s really four major indications that are being explored with the checkpoint inhibitor program at EQRx in general.

Eric Hedrick:

In addition to these indications, the big focus at EQRx development effort is going to be on the effectiveness of these drugs in maybe the same indication but in populations that weren’t necessarily included in the clinical trials.

Jami Rubin:	And it’s my understanding, too, that Sugemalimab has breakthrough designation in a rare form of lymphoma. Where are we with that trial?
Eric Hedrick:

We’ve been granted breakthrough designation by the US FDA for a type of lymphoma called extranodal NK/T cell lymphoma. As you mentioned, this is a rare form of lymphoma. Interestingly it has a geographic disposition so that most of the patients in the world who have the disease are in South Asia. So, it’s actually been studied by a partner in the place where the disease is endemic.

Eric Hedrick:

We’re currently in the process of awaiting final results from the pivotal trial that’s being done and at the completion of that trial we’ll certainly look forward to having discussions with the FDA about getting the drug approved.

Jami Rubin:

And, how would you describe our regulatory strategy for Sugemalimab? And, and I ask that because, again, this a drug that was conducted in China, but we also have two potential application stage three and stage four.

Eric Hedrick:

Right. So, again, the approach wouldn’t be anything unconventional, right. There’s not so much a generalizability issue there, although the FDA, obviously, is very interested in generalizability of Chinese data, particularly in this class of therapeutics. I don’t think it’s a secret there are other applications so they’re going to have a similar basis. But we’re confident we’re approaching it the right way in that the FDA and other regulatory authorities will be consistent in how they’re, they’re reviewing these applications.

Jami Rubin:

Eric, you’ve had a lot of experience with China data from your days at BeiGene with the US launch of Zanubrutinib. What gives you confidence that regulators will see our medicines Aumolertinib and Sugemalimab as generalizable to the US population?

Eric Hedrick:

This is not a new situation, right, the use of data that’s been generated outside of the United States has been used for drug approval in the United States for a long time, particularly in oncology. Many oncology trials have much more robust accrual in Western or Eastern Europe, let’s say. And that data’s been used for a long time to support drug approvals. China has sort of entered the frame within the last decade and a set of hospitals that are capable of performing the quality of research that is done in the US or Western Europe.

Eric Hedrick:

It’s also important to remember that there are established regulatory guidelines for what is acceptable and what’s not acceptable in a certain territory when the data is coming from outside that territory. And that’s ICHE5 and ICHE5 states that you have to make sure that the intrinsic quality of the drug is the same in both territories. So, does the drug behave the same way, does it have the same pharmacology, the same form of pharmacokinetics? If that’s the case, then extrinsic factors have to be met as well. Is the disease biologically the same? Is the disease treated in the same way in both countries or both territories?

Eric Hedrick:

If you’ve met the intrinsic sort of qualifications, right, and we’re investigating that right now for our two lead assets, both aumolertinib and Sugemalimab. And the external conditions are satisfied as we are confident, they are in these diseases. Then there’s regulatory guidance that supports the generalizability of those data and that’s really how we’re proceeding with these programs.

Vince Miller:

On the extrinsic piece, the increasing availability of high quality molecular testing around the globe has really, made the ability to, understand, these extrinsic factors much clearer. And, for example, in the EGFR space where a lot of the very early, research was done in Asia I think most oncologists feel that when you control for the presence of a mutation and the other things we look at, for example, in lung cancer performance status and gender and so forth, and the type of mutation. The approach to the patient and at least the theoretical treatment options, you’ll always have to see what’s available and what the patient will accept, are very, very similar.

Vince Miller:	And that’s supported if you look at, you know, ESMO Asia guidelines, NCCN guidelines, etc. There’s a lot of similarities, there’s more similarities than differences.
Jami Rubin:	Some say Chinese assets have lower quality. What do you think?
Christian Antoni:

I disagree with this strong statement. I think Chinese industry catched up in many areas including pharma industry. And it’s fundamentally different now adays than it used to be a few years ago. And when you look at our partners Hansoh and CStone these companies work with global players. They have SOPs in place, which everyone has, they have an excellent management in place, they have good teams in place, and the drugs which come out of these two companies are to the worldwide standard. There's no difference.

Christian Antoni:

I think in general my confidence on, on Chinese data and on Chinese drugs are based on three major changes over the last decade. The influx of new talent coming back from the Western China or growing in China, the major investments done in China into the pharma industry which then enable these companies to grow to the world class standard, and thirdly the regulators in, in China who also became more mature and -- over the last decade there were Chinese regulators visiting the FDA and learning from them. And now adays, you see a much better quality coming out of regulators. They’re reliable and their judgment is as good as any other regulators. So, I’m very confident that the drugs we picked, and we choose, the partners we choose are living up to a world class standard.

Jami Rubin:

So, we spent a lot of time talking about our two lead assets Aumolertinib and Sugemalimab but there’s a lot else going on in the pipeline and I want to shine a little light on the middle stage assets. Eric, let’s talk about Lerociclib, and where that is in clinical development.

Eric Hedrick:

Lerociclib is a CDK46 inhibitor. Those medicines have been tremendously impactful in the treatment of women with hormone receptor positive breast cancer in the metastatic setting and with some data emerging in the adjuvant setting. So this is an important therapeutic area

Lerociclib has a potential differentiating feature in that the way it’s dosed it appears from phase one studies can be dosed continuously which is obviously a big, factor in ease of use.

Eric Hedrick:	It’s in trials at the moment in different treatment lines in metastatic hormone receptor positive breast cancer in China.
Jami Rubin:

Christian, we have a JAK1 inhibitor in phase one for rheumatoid arthritis and considering that drug also for atopic dermatitis. Can you tell us about that program? And the FDA recently has announced a black box warning on that class and how you’re thinking about that in the context of our program.

Christian Antoni:

I think the JAK1 inhibitors, especially now these specific drugs are a huge advantage in the field of chronic immunities such as rheumatology. When you really look back the last 20 years, we had one pathway biologic drug after another one but really very few oral drugs made it through to the clinic. And my hopes are still very big that these kind of class will find its way. There is safety concerns, you have to take them seriously and to look at this. But still with the new specific drug I feel comfortable that it’s worthwhile developing a JAK1.

Christian Antoni:

Rheumatoid arthritis, atopic dermatitis are major indications with high burden to society and having a affordable and very good JAK1 inhibitor is key. When you look at the JAK inhibitors, quite often they’re testing very high doses which are then not approved, and they have to go with a lower dose. To avoid that would be a big, big step forward.

We have the opportunity to have a drug which is doing what it should do which means I can be more cautious on the dose finding. I can find the right dose that is doing what it should do but with a better safety profile.

Christian Antoni:

So I feel confident this drug will find its place. We have to be cautious, we have to use real world evidence and many tools where we can show that the safety is as it should be and that the risk, benefit profile is the right one.

Jami Rubin:

Right. Well, thank you all so much. This was a great conversation. I think one key takeaway is that we spent much of the time talking about our two lead, late stage assets but beneath that we have another eight programs. I’m looking forward to interviewing Carlos where we will discuss our early stage discovery efforts and how we think about the shape of the portfolio. So, again, thank you all very much.

Christian Antoni:	Yeah. I’m super excited that Carlos joined us. I think he is one of the best discovery and early stage developers I know and I think he’s a real rockstar in this business.

Pipeline Part 2: Scaling to 20+ Programs by 2022

Jami Rubin:

Joining us now is, Carlos Garcia-Echeverria. Carlos is an accomplished drug discovery scientist and executive focused on bringing new therapies to patients in need. Notably, spending 25 years at Sanofi and Novartis in oncology drug discovery. His research accomplishments are documented by 190 peer-reviewed articles, book chapters, and review papers and 45 granted patents. Carlos, so happy to have you join us today.

Carlos Garcia-Echeverria:	Great to join you from London.
Jami Rubin:

EQRx has stated that it plans to double the number of programs it has in its pipeline by the end of 2022. We already have 10. We expect to go to around 20, even over 20 by the end of next year. How achievable is this target in your mind?

Carlos Garcia-Echeverria:

I'm really confident that we are going to be able to achieve this stretch objective next year. We have already four of these engineering partners. And, I think, it's remarkable what we have been able to accomplish so far. Be aware that most of these collaborations have been signed during the summertime. And now, we have been able to start some wet lab activities, meaning that we are making compounds, we are developing assays. We start immune sessions for a few of these programs. So I'm really confident that by next year we are going to achieve this objective. And, at least 50% of this will come from the Rx Creation.

Jami Rubin:

When you look out over the next decade, our goal as a company is to have a scaled-up pipeline, a really, really large catalog of medicines. We already have a big pipeline. In my old role as an analyst, I evaluated a lot of companies, never saw anything like EQRx in terms of the ambitions of its scale. You as a former drug hunter and drug developer and somebody steeped in the industry, why do you think we can get there?

Carlos Garcia-Echeverria:

I'm really confident that we are going to be able to accomplish this. I don't have a number in mind, but when I relook what we have been able to accomplish so far, the fact that we have a flow of potential new external partners, a flow of new potential targets of interest or potential in licensing opportunities. And, also, the possibility to go after new avenues before and beyond the therapeutic areas we are covering now, I'm really confident that this will be possible. It will be a stretch objective, but possible.

Jami Rubin:	Your title here is Chief of Rx Creation. That's a unique title. What is Rx creation?
Carlos Garcia-Echeverria:

At EQRx I'm supervising all of our direct engineering activities and interactions with our external partners. Rx Creation, is evaluating new trends in drug discovery, emerging technologies, new therapeutic targets or molecules that could really be of interest in our R&D portfolio.

Carlos Garcia-Echeverria:	The concept of, Creation, comes from taking advantage of new approaches, particularly, around the use of artificial intelligence and machine learning in drug discovery more broadly.
Carlos Garcia-Echeverria:

I believe the time is right for a true step change in pharma. This has already happened in other industries, very successful. And, Rx Creation is going to contribute to the research and development transformation at EQRx.

Jami Rubin:

Carlos, we already have four impressive drug engineering partnerships in place. Exscientia, AbCellera, Relay and Absci, how are these partnerships going to help our approach in developing drugs and how will they make our drug development process more efficient?

Carlos Garcia-Echeverria:

We have the privilege to collaborate with some of the best companies that are using today, artificial intelligence and machine learning in drug discovery. They have already demonstrated that by using these new technologies, they can provide well differentiated molecules faster to initiate clinical trials.

Carlos Garcia-Echeverria:

Imagine for a moment that we are able to scale-up this, now we can apply this to new therapeutic targets, new diseases, new modalities, new mechanisms of action. Imagine that in the drug discovery space to R&D we are able to increase the probability of success, that we are able to reduce the time to deliver our R&D, that we are able to reduce the cost of development candidate. This is exactly what Rx Creation is intended to do with our external partners and contribute to the early clinical development pipeline of EQRx. But this is enough? No. We need to re-engineer the entire R&D process. So, we need to also improve our efficiency in development. How?

Carlos Garcia-Echeverria:

We need to be less dependent on external sources, rely more on our own internal data and introduce more sophisticated analytical methods to be able to establish decisions at the right moment, quality decisions, that will allow us to speed up the development process.

Jami Rubin:	You're painting a picture that would lead me to believe that we should be able to accelerate our IND filings from these collaborations over the next couple of years. Is that a correct assumption?
Carlos Garcia-Echeverria:	Yes, this is absolutely right. And these external partnerships will start to contribute to IND filings over the next years.
Jami Rubin:	And we're not the only ones partnering with companies like this. How is our approach unique?
Carlos Garcia-Echeverria:

I believe, there are different components. One is about the breadth. We have already signed partnerships, four partnerships, and we have ongoing discussions with others. All of these partnerships they have in common, the use of this artificial intelligence, machine learning, this is what is in common. But each one is coming with a unique technology, a unique platform. Not even in one of the big pharmaceutical companies, they have access to this array of so many different technologies and platforms.

Carlos Garcia-Echeverria:

Number two, related with the number one, flexibility. We have a very open and transparent dialogue with our partners. We really determine, according to these unique capabilities and technologies, what is the best fit for our target, for our blueprint criteria, for our target product profile, in order to increase the probability to be successful.

Carlos Garcia-Echeverria:

And number three, we see this more with a holistic approach. Maybe in big pharma, we're trying to optimize research development and post-marketing approval because of the complexity to do this all together, we have the luxury to do this in a holistic manner. In order, as I say before, to re-engineer the entire R&D process.

Jami Rubin:	And do you foresee a time where EQRx develops its own technologies?
Carlos Garcia-Echeverria:

What is really happened when you start to establish your own technologies, you need time, a lot of resources in order to master this platform. Exactly the same situation if you acquire this and internalize. From the moment you have these technologies, you are becoming sentimental to those platforms. You start to use them, even if, maybe, it's not the best approach. And then, immediately you run into some conflicts, what you have, how much you use and what you need.

Carlos Garcia-Echeverria:

We have decided to go for a completely different approach, maybe more entrepreneurial, more flexible that will allow us to really partner with the best companies in order to find the right match for what we need for a specific project, for a specific target product profile. And we will continue with this model.

Jami Rubin:	And, why did you join EQRx from your career at big pharma?
Carlos Garcia-Echeverria:

For every project I've been associated with, I have tried to do my best to identify and develop a very effective and safe drug. Now, I have an additional requirement, they need to be affordable, affordable medicines.

Carlos Garcia-Echeverria:

Today the average cost of an approved drug is around 2.5 billion dollars, around 140% increase over the past 10 years. This is a challenge. We are going to re-engineer the R&D modus operandi in order to be able to significantly reduce the cost of every approved drug. If we are successful, and we are going to be successful, is going to be that we'll be able to provide these highly innovative medicines to more patients. Patients that need it. And then, have a positive impact in our health systems and the society in general. And, as you can imagine for a drug hunter, a veteran drug hunter like me, it is really a unique opportunity at this point in my career to be part of Rx Creation and contribute to the mission of EQRx.

Jami Rubin:	Carlos, thank you so much for sharing your insights. I really appreciate it. This is the end of our pipeline section and your comments really help to fill in the blanks in terms of how we intend to develop an early to mid to late-stage pipeline and eventually build out a very large catalog of medicines. So thanks, again.

Primed for Commercial Success: The Global Buyers’ Club Explained

Jami Rubin:

The component of the EQRx story that generates the most debate is our commercial strategy. It hasn’t been done before. This is the part of our model that is the most disruptive and innovative. So let’s take time to dissect the opportunities of our novel approach as well as the key challenges. I’m joined today by some of our leaders spearheading our commercial strategy.

Melanie, you bring your experience of building a novel company such as Foundation Medicine and the experience from payer and supply chain side.

Kent Rogers, you came to EQRx from OptumRx sitting on the other side of the table negotiating drug prices with big pharma.

And David Joyner, you’ve been a leader in the PBM industry at CVS/Caremark for over 25 years.

In fact, this was the part of the strategy that I had to get the most comfortable with when I did my due diligence.

Jami Rubin:	Melanie, we are doing something that is very disruptive and unique with the payers. Describe this for us.

Melanie Nallicheri:

Well, Jami, let’s start by looking at how it’s working typically. Typically, manufacturers and payers don’t really work with the same goal in mind. One is trying to get their products reimbursed often at very high prices, and the other is trying to make sure that the budget doesn’t burst and therefore is trying to sort of rein in the spend. That is not an aligned set of objectives.

Melanie Nallicheri:

So fundamentally what we were trying to change is to make sure that we actually have shared goals. The way we do this is by working with our partners where because of radically lower prices, our partners realize that they can do what’s right, bring these innovative medicines to as many people as possible.

Kent Rogers:

In our company, our leadership team, our advisors, are filled with individuals that have been on both sides of the desk. So, understanding the economics of that it’s in and of itself an advantage, but it’s also credibility. If you walk into a payer, PBM or a health plan a government entity, a payer entity, in the ex-us market, we know what the supply chain is. We understand the economics. And we’re trying to build a business model and bring innovation to the market that addresses that.

Jami Rubin:	EQRx is confident the payers will help with adoption. How is that going to work?
Melanie Nallicheri:

First of all, let me be absolutely clear about one fundamental premise of everything we do. The clinical evidence we are generating needs to be able to uphold the fact that every single one of our future therapies is equally good or better as other medicines in the class. So, we want to see the oncologist say this is a great option for my patient because it is directly targeting that particular cancer, or it is the best possible option that I could provide to my patient. That’s just the bar.

Melanie Nallicheri:	On top of that we are radically lowering the price. We would never want anybody to make a trade off where they have to say, well, but you’re giving something up.
Melanie Nallicheri:	Now if you do that and you lower price radically that enables us to ask the payer to create the pull model and to drive the adoption.
Jami Rubin:	And that’s very different from the conventional push model where companies rely on a conventional sales force. We’re not doing that.
Melanie Nallicheri:

It, it puts it on its head because if you think about it, if the prices keep going up and I’ve seen this over the 30 years that I’ve been in this industry, the prices keep going up then, of course, you need to push because there is the attempt to sort of put the brakes on it, right, and so that’s where the push model comes from. If the price is completely different and you have a great clinical option, then why shouldn’t it be pulled?

Jami Rubin:	Kent, EQRx is always talking about radical pricing. What exactly do we mean?

Kent Rogers:

So we aim to actually be a magnitude lower than what you’re seeing today to actually be significant enough that it’s not about the rebates and trying to manage those. It is about managing spend. The only way to actually do that and assertively do that is with a pricing strategy that is transparent, obvious, fair across all payers, all books of business.

Melanie Nallicheri:	And we have seen that, you know, these low percentage reductions are just not enough. I remember seeing this when I was still in my role at McKesson.
Kent Rogers:

We have an opportunity to come in and try to upend it by not having the same level of investment in the R&D process, but even more importantly in the commercialization process. The kind of spend that you see just to have medications on TV, medications that are going to be promoted within the physician’s office, that’s an enormous amount of spend.  Does that need to happen if you’ve got the kind of pricing the kind of strategy, the kind of partnerships with payers? Where, they’re in your court. They want these medications to be used. It is about the patient. It is about the quality of life, the care. Well, if you can do that from the standpoint that you’re actually supported with a payer and the innovation that a manufacturer’s bringing, best case scenario. You don’t need a Super Bowl ad to have that medication used.

Jami Rubin:	David, can you add some context for the market structure and why higher prices have prevailed? Is the industry ready for this?
David Joyner:

Yeah Jami, great question and before answering that let me give you some context in terms of how we, how we got to the place we are today. There was a generic wave, which was obviously a, a, a very good benefit to the payers as they were actually seeing significant savings on the, on the drug side. It led now to a concentration of about 10% of the products remains as brands and, manufacturers began to increase prices. It wasn’t a lot of competition, so the payers’ response was to introduce more restrictive formularies. The manufacturer response to that was to increase prices, and so as a result the last decade has been, you know, kind of the two-part negotiation with manufacturers increasing prices. The PBMs and the payers actually extracting discounts through the form of rebates and so now we find ourselves in a place where nobody quite frankly is happy with the system.

David Joyner:

When you don’t have competition, it doesn’t work as effectively so in the area of specialty pharmacy as an example you have basically 2% of the members driving more than 50% of the cost. So, it’s an enormous challenge to the payers in terms of affordability, a lot of finger pointing in terms of who’s responsible for the, for the high price of drugs. And most importantly I think that the consumer, which are the beneficiaries of the products, aren’t happy about the cost and the affordability of the medications.

David Joyner:

And if you look at where the government activity is, it’s kind of focused on the consumer out of pocket expense, and a lot of this has gotten out of whack because the rebates are not flowing down to the, uh, the consumer.

David Joyner:

So, the question is, is it ready for a change? I think the simple answer is yes. Given the fact that nobody’s happy, including our, our legislators and regulators, I think clearly it’s a time for change and I think the industry is ready and prepared for it.

Kent Rogers:	And it’s actually the stakeholders and the supply chain that are not just asking for the, the change, but it’s the employers, the employers, the government, the individual, that’s the actual payer.
Jami Rubin:	Kent, what are we offering to payers that’s different here?
Kent Rogers:

Well, it’s not just the pricing strategy from the perspective that with the first couple of agents that we’ll bring into the market with assertive pricing strategy that we talked about. It’s a portfolio. It’s a remit. It’s actually what the whole mission of the company is.

Kent Rogers:

And having been on that side, it really is about helping new innovation come to market at an affordable price, but if you do that on just one product and one disease state, that’s not really changing anything. If you can do that at scale and then employ the payer and the provider to help with that, well, that’s, that’s a different game. That’s a natural partnership. It’s not a transactional dialogue.

Melanie Nallicheri:

And that’s one of the main reasons why from the very get-go when we got started with EQRx we said it has to be done at scale. So, the total amount of spend our portfolio addresses is really important and that’s why we’re saying our portfolio of ten today addresses a hundred billion dollars in global spend. When we get to 20 plus it will address 200 billion plus. It is absolutely fundamental because the more we add to our portfolio the more benefit of value we can bring to our partners.

Jami Rubin:	Melanie, how dependent is this strategy on broader legislative changes in U.S. drug pricing?
Melanie Nallicheri:

It is actually not dependent on legislative or regulatory changes at all. In fact, I would say it’s the opposite. We’ve built the company with efficiency in mind, building a cost structure that can truly support radically lower prices. And so should there be any change, we’re going to be ready for it.

Jami Rubin:	Melanie, with that approach, what kind of commitments are we getting from payers at this point without any approved drugs on the market?

Melanie Nallicheri:

Well, first of all, let’s just all acknowledge we’re only a two-year-old company, but we’ve already been able to establish multiple partnerships. We’re working together, like we’re rolling up our sleeves. We are one team. We’re not waiting until just before we might be able to get regulatory approval and then launch one of our therapies. We are doing this right here right now That is what we’ve been able to put in place. And all of those partnership agreements they’re multi-year and they’re broad.

Kent Rogers:

It’s the exchange of information that’s actually very significant. Oftentimes in my previous role I was asking pharmaceutical manufacturers to not just talk about their pipeline of products that you can predict spend in the future, but if you’re going to commercialize a medicine, come in at least 12, 18 months in advance. Talk to us about your commercialization strategy, pricing strategy, clinical strategy. That’s what we’re doing. We’re talking to them well in advance, bringing them into the process, maybe inform what we’re actually going to be researching as part of our pipeline. That in and of itself is a different conversation as well.

Melanie Nallicheri:

So, it’s really important to understand the reason we can work together today is because we’re problem solving together, number one, the provider. They don’t like the model because it creates administrative hassles. It takes time away that they otherwise could spend with a patient in front of them, and that’s important. So, we’re working with them to find ways to reduce all of these administrative hassles for the prescribing physician.

Melanie Nallicheri:

Two, the patient is the one that has borne the brunt of what’s going on here in the system that’s not aligned. So, we’re working with them to make sure that the patient is at the center of this and that the out-of-pocket burden for the patient is ideally zero, but if there is a legal or statutory mandate it’s basically as low as we can possibly make it. And we are working together to create a pull where we don’t want to push our medicines. We believe our medicines need to stand on their own two feet because they’re great medicines. Payers want them. Physicians want them. That’s the set of commitments.

Kent Rogers:

One of the most significant missed opportunities that, that Melanie is talking about here is that the generation of real world evidence is, is already within the provider and the specialty pharmacy and the specialty infusion because they interact with the patient every day whether it’s concomitant use of medications, comorbidities of disease or just side effect management, that data is there, and partnering within the supply chain to actually get at that data in an aggregated fashion that’s valuable.

Melanie Nallicheri:

I think Kent is exactly right. There are enough statistics out there that actually show that patients either use less than the appropriate dosage or they stop altogether because of the financial burden. We’re actually not getting the clinical outcomes that we know are possible. So part of what we want to change is we want to make sure that we’re getting to those clinical benefits. That’s when we all win when everybody can be better and that’s why our mission is to improve health for all.

Jami Rubin:	What do you mean by the Global Buyers Club?
Melanie Nallicheri:

The Global Buyers Club is assembling some of the different types of payers and health systems that ultimately are responsible for paying for care. So, it includes the large national payers in the United States, the regional leaders in, insurance companies like regional Blues plans, integrated delivery networks, but it also includes the single payer systems in other countries or the few payers in a given country that may have a universal healthcare system. It includes all types of payers and health systems that ultimately make medicines available to patients.

Jami Rubin:	Melanie, can you discuss any partnerships that we can publicly disclose?
Melanie Nallicheri:

So, we now have partnership agreements with commercial sort of components with a number of different types of payers. So, by way of example and one that I’m so excited about because, it’s a real first, you know. A population health deal with the National Health Service in cancer that is just amazing because it gives the NHS the opportunity to bring innovative cancer therapies to all of the citizens that could benefit from them. It is a really wonderful testament of how we might be working together with a large single payer system.

Melanie Nallicheri:

Another example is, the Blue Cross of North Carolina collaboration and we have several of those. They are partners that we’re working with, you know, just as I was describing, hand in glove, really problem solving and creating access to innovative medicines in the region where they provide coverage.

Jami Rubin:	And how and when will you communicate progress about the Global Buyers Club with investors?
Melanie Nallicheri:

We intend to put out the firsts so that they provide an example, but we’re not intending to talk about every single one of them. It would just simply be too much, but we want to make sure that there is an understanding of what a partnership with each of these types of partners looks like.

Jami Rubin:

Kent, as you are well-aware from your time on the payer’s side, the U.S. healthcare system is highly fragmented by payer type. Does this present a challenge for replicating our approach for various customers?

Kent Rogers:

I think it’s actually the opposite. I think it’s an opportunity. There’s nuances between integrated delivery network, a PBM, a health plan, even an employer that may contract directly. A model that we’re bringing to the market one of transparency, partnership and assertive pricing it’s ubiquitous from the perspective that each of those players within the health system can benefit from that, but it is nuanced in terms of how you approach it.

David Joyner:

As Kent said being nuanced, there are very different needs, um, across each one of these stakeholders and if you look at the risk-bearing entities, obviously this is a very simple easy value, uh, value prop. It gets more complex as you move across the continuum and up to the, the PBMs and I think the fact that the rebate model’s under pressure, trying to change the, the way in which they actually contract and actually deliver value downstream to their customers means that I think there’s a significant opportunity here as Kent said, to deliver value based off the model that we’re bringing.

Jami Rubin:

Kent, in your role at OptumRx, you were responsible for negotiating contracts with manufacturers, so have a very strong understanding of the payer perspective. Why haven’t other low-cost strategies worked?

Kent Rogers:

In the simplest terms, oftentimes PBMs on the pharmacy benefit are not actually managing spend. They’re managing rebates. Rebate guarantees is the typical structure within the employer base. It also exists within CMS, with Medicare Part D. It’s the amount of rebates that actually buys down a premium. Well, that’s not really managing the spend. So, the more expensive the product, the higher the rebate; that exists throughout the supply chain on the medical benefit as well.

Kent Rogers:

So, when you’re going to be launching a drug with a lower price, well, that’s going to be bringing in fewer rebate dollars. As a percent of business and a medical benefit harder to make a profit within the supply chain, but that is what’s wrong with the system. That is what needs to be changed.

Jami Rubin:	Is what we have to offer to PBMs attractive to them?
David Joyner:

Yeah, and I think that gets back to the fact that the PBMs today aren’t necessarily profiting off of rebates. Rebates is simply a discounting mechanism that flows down through the payers and as Kent said in some cases it’s used to buy down premiums.

David Joyner:

There’s not a lot of control within the oncology space either through the PBM space or through health plans. The more products that come into a given category to compete you would think that prices would decline. Time and time again more products come into the market with almost the exact same price.

Melanie Nallicheri:	Or more.
Jami Rubin:	Kent, how does this change with Medicare and Medicaid?
Kent Rogers:

Well, so Medicare is, is an individual benefit and it’s often driven as a co-insurance or a price of the medication for those individuals that can’t qualify for subsistence from the government. So that is one of the greatest needs within any line of business as the retiree population simply cannot afford very expensive medications and, in fact, the way the benefit is set up they get through what we know is a donut hole and on the other side of that they’re paying a percentage of the price of the drug. And in many respects, they stopped taking medications because it cost too much. That’s where you see the government being so incensed with the pricing that’s going on today and their desire to start to negotiate. So, in that respect as an individual market a model where you’re bringing in pricing that’s assertive like we are, that’s sorely needed.

Kent Rogers:

Medicaid is different. Medicaid there is not a difference between what an individual necessarily pay for a medication and state Medicaid, as we all know, are under significant constraints with, with respect to budgets. So that’s something that we’ll need to address with them directly, but our pricing model speaks to what they’re already facing in terms of budget issues.

Melanie Nallicheri:	We want to make sure that the best of innovation has to offer can get to anyone who benefits from it clinically regardless of what their insurance status is.
Jami Rubin:	Kent, there are numerous complexities obviously regarding how different drugs are reimbursed. How should we think about these various reimbursement schemes across our portfolio?
Kent Rogers:

Well, in terms of the medical benefit, it is a percent of model very similar to the pharmacy benefit, but that’s really more about the administering provider and/or the other intermediaries within the supply chain that make revenue off of the percentage of the price of the product. So, the higher the price of the drug, the more revenue that is made. But whether it’s the oncology care model that the CMS tried to impose within oncology or the oncology care first that’s the follow onto that, there is a trend within the market today to focus more on value than the transactional nature of the percent of the price of the product. I think that speaks very well to our model because very similar to what we talked about in the PBM model, on the medical benefit there is much more of an emphasis on the trend and spend. Well, that’s exactly what we’re trying to address with our model.

David Joyner:

The pharmacy benefit and the medical benefit, behave very differently. But given the fact that half of the spend is in the pharmacy, um, and half is in the medical benefit on especially pharmacy today means that there’s a great deal of focus on trying to solve those, uh, those challenges. So, where there’s inefficiencies in each model, I think they’re trying to marry up the best of both. And so, the pharmacy is pretty simple. You have a couple of levers that you can pull and so if you have an alternative product that actually is better clinically and actually priced better, you have some tools that you can actually move share pretty quickly. The medical is more challenging, but if you look at the last probably three to four years there’s been significant investments in technology at the point of prescribing that allows both the prescribers to see as well as actually, you know, begin to actually focus on using the right therapy at the right time. So, there’s huge advancements in, in terms of just using today’s technology in the, in the healthcare system that will also lead to, I think a better cost situation.

David Joyner:

As value-based care begins to get pushed through the system, you know, this is an obvious choice in terms of what we’re doing here because it does truly bring, you know, the lowest net cost too in that cost formula.

Jami Rubin:	David, from your perspective, what does success look like for EQRx?
David Joyner:

Well, I think success is, is going to be defined obviously at the adoption of the products and the broader portfolio that’s to come. But as I look kind of early on, it’s the fact that there will be early adopters. And that’s what Melanie had shared earlier about their early wins in the market. My expectation is that becomes public and people begin to look at the success that we’re having that there will be, you know, a FOMO or fear of missing out.

David Joyner:

And then most importantly once we get through kind of the first two products in terms of how we want to structure the partnership, we actually create a blueprint so that blueprint then becomes the formula for how we’re going to move forward and actually not have to reinvent the wheel each time. So, the fact is it actually structures the partnership and allows us to, creates a vehicle for us to be able to, to launch new products. So, we’re very excited about kind of the success and the progress to date.

Kent Rogers:

We have some payers that will say, boy, we really hope you can pull this off and our response is we hope we can pull this off. There’s, there’s going to be early adopters as David had said, and there’s going to be folks that want to see proof of concept, but we fully expect, especially when we’re launching these products into the marketplace, they’re going to want to know what’s going on and be a part of it because at the end of the day if this is actually realizing savings, everything we’ve been talking about, everyone wants to be a part of that.

Jami Rubin:	And finally, Melanie, as CEO how do you define success?
Melanie Nallicheri:

A global marketplace, having established that and really seeing the benefits of that to all of our partners, customers and stakeholders and then the cherry on top of this is if that marketplace is not just a marketplace for all our own medicines, but others will come to us and say we’ll just use the EQRx marketplace to get this to patients in the most efficient way.

Jami Rubin:	Well, that was fantastic. Thank you all so much. I really appreciate your time.

Top-Tier Investors Explain EQRx

Jami Rubin:

We’re talking about EQRx from the investor’s perspective and this major inflection point in becoming a public company. Joining us today are

Eli Casdin, Chief Investment Officer and Founder of Casdin Capital, who was an early investor in EQRx and a member of the EQRx Board of Directors since its start.

Keith Meister, Managing Partner and Chief Investment Officer of Corvex Management LP as well as Chairman of CM Life Sciences III.

And Dr. Krishna Yeshwant, a physician by training and current Managing Partner at Google Ventures. Like Eli he was both an early investor and has been on our Board from its founding.

Jami Rubin:	Let’s start with Krishna. Google Ventures is one of the largest shareholders of EQRx and you’ve been on the Board from the very beginning. Why are you confident that this is a viable business model?
Krishna Yeshwant:

Well, from the beginning of Google Ventures, we’ve been investing in the payer provider space as well as in the biotech therapeutics space, and it’s long been clear to us that these two parts of the healthcare ecosystem don’t really talk to each other. And when they do it’s usually in a zero-sum sort of fashion. It’s a biotech trying to get their drug covered, or a payer not wanting to, uh, bring a diagnostic under their, uh coverage, system. And that interaction has led to a lot of inefficiency in the healthcare dynamic, and it’s caused us to look at this space for a long time as to how these two parts of the healthcare world can interact. And part of the issue is having people on each team or on a team that can speak both languages and so when Alexis and Melanie came to, to talk to us about what EQRx could look like, we could see from the beginning that they were talking about the right sorts of people, the right type of culture and a way to break what is historically a zero sum interaction into what might look a little bit more like a platform. And to us that looked like a very exciting opportunity that we’d been thinking for a long time about, and, we’re very excited when it looked like it was coming together with this caliber of people.

Jami Rubin:	So let me just ask you. What gave you confidence that EQRx can not only be an important mission but also a successful stock, a successful company rewarding your investors?
Krishna Yeshwant:

So the way we look at EQRx is really as a platform. So on the one side they’re bringing drugs in and on the other side they’re striking novel types of deals with payers. There are some examples of these sorts of deals, but they haven’t really been, brought to bear across the variety of types of therapeutics that we think this sort of approach could work with. And when we started looking through the modeling of what these drugs could look like as a part of a platform, that looked quite attractive.

Krishna Yeshwant:

Now, of course, even as a downside, the value of each of these therapeutics is independently quite valuable, but the real breakaway success that we anticipate EQRx will see is what this looks like as we bring lots of drugs in and strike a different type of relationship between the payer provider ecosystem and the biotech ecosystem.

Jami Rubin:	Eli, same question for you. What was your investment thesis? You’ve been involved since the very beginning.
Eli Casdin:

I mean it was similar to Krishna’s, but also I think that, being very focused in the life science base and spending all our time around innovation, it’s clear to us that there is huge advances in our understanding on the basis of many diseases and similar engineering capability to getting a proliferation of drugs, but you’re not getting the same competitiveness you would expect in other tech areas around price. And so, when we heard that this group was coming together to tackle that and sort of shift the model from a push to a pull, it aligned really well with what we were sort of seeing in the marketplace.

Jami Rubin:	Keith, this is quite different from the types of investments that you’ve been involved in. From a public markets’ perspective, how does that all fit in?
Keith Meister:

As a generalist to me this is a simple solution to a really complex problem. One day after EQRx succeeds people are going to look at it and say it was easy. It was inevitable. But when you talk about a platform company trying to solve and disrupt, it’s never easy and it’s never inevitable. It takes a combination of capital. This business has been able with the right team to attract a massive amount of capital, some early, early successes and leverage that momentum into tremendous industry credibility to connect both sides of this marketplace.

Keith Meister:

So when Eli first pitched me on EQRx, I looked at it and said this is easy if the right people have the right capital and hopefully as we get into discussing this transaction and going public, all of this helps enable that success.

Jami Rubin:	So, Keith, what do you see the benefits and challenges of being a comp set of one? I mean there is no other EQRx.
Keith Meister:

Well, I think you just answered the question. Let’s begin there. You are a comp set of one. And if we debated who the other comp sets of one, they’re all like household names, so the benefits and the challenges are just that. Now you need to define who you are. You need to own it. You need to be the 20 thousand pound actor in your marketplace. But by having a public currency, by having a proven team, by having lots of early success and lots of capital, having the right Board members, the right investors, having a great CFO who’s known to Wall Street, these are all the things that can help you succeed in a marketplace of one and move quickly and don’t squander the lead.

Jami Rubin:	You guys have anything to add to that?
Krishna Yeshwant:

Most of the most interesting companies in the world are a comp set of one, and it requires you to think from first principles, which is the challenge cause not everybody thinks like that, but, when you do I think that’s where a huge amount of value is usually created.

Eli Casdin:	I should have answered ask Krishna. He’s living in a comp set of one.
Jami Rubin:	Exactly. Krishna, how do you respond to investors who believe that EQRx is leaving money on the table by underpricing its innovative drugs?
Krishna Yeshwant:

They may be right in the short term, but wrong in the long term, and I think we’re all taking the long-term perspective on the company. Look at any of the models we’ve talked about, whether it would be a Netflix or an Amazon, and you could think about what those looked like based on what they looked like at the beginning, uh, and the set of assets that they were selling through, and what they demonstrated over time is the values in the marketplace, the values in the platform, the distribution, and I think, you, you can look at it with that short-term perspective, but we need this amount of capital, we need this group of people, and we need this amount of excellence to be able to execute at this level to show that we’re going to be able to demonstrate a long-term value proposition, such that these two assets will look like, they’ll look kind of tiny relative to I think where, where this is going.

Jami Rubin:	I mean, Keith, you’re very much of a bottom-line kind of guy. How do you get comfortable that this company’s not [banter with Eli, laughter].
Keith Meister:

Well, I would add this. The, the exact question is why the opportunity exists because if you think about what happens most biotech companies are set up to develop one drug or most mature pharmaceutical companies have lots of cash flows from a handful of drugs. The last thing either one of those constituents is set up to do is when they have innovation discount it. It’s like it works. We’ve got to make as much profit off this as we can cause who knows when the next one will work. So like that’s the problem that EQRx was created to solve.

Keith Meister:

So the whole way you solve the problem is by maximizing long-term value to Krishna’s point and not first all profit to have investors who expect that. And you come up with a disruptive model and it’s that disruptive model that lets you scale that ultimately lets you have a huge terminal value. So like the whole desire of maximizing profits in the short term is why this opportunity exists cause that’s what everyone’s focused on doing and then you’re purpose built to do something different and the answer is if people don’t get that or see that, this may be the wrong opportunity for them.

Eli Casdin:

And I would add to that comment that it is something different, right? This isn’t about selling a drug. This is about a catalog of therapies, right. It’s not, it’s not grabbing as much margin on one product. It’s making margin on a broad catalog of therapies it’s ever going to increase and leveraging the relationship with these buyers to do that. And I think what is going to challenge the company is a lot of biotech investors only think about the world in one off, like as Keith said, in sort of selling their drug, not in a catalog-based business.

Jami Rubin:	Krishna, how much of your thesis is a hedge against your biotech holdings and how much of it is a pure bet on EQRx becoming a fast-growing alternative marketplace putting the full flywheel in motion?
Krishna Yeshwant:

I can see why people would look at it as a hedge. As GV we’re not hedging. We’re all in on the core thesis of EQRx. When you take a step back, for GV we invest across the tech ecosystem as well as being very active in biotech. I think we’ve seen a lot of truly disruptive models in the tech ecosystem. You don’t actually see that many disruptive technologies in the biotech ecosystem. You see, really amazing, new discoveries, sometimes drugs that might change the shape of a market.

Krishna Yeshwant:

But all of those generally exist in the construct of a traditional interaction between biotech and payer provider which as I’ve noted before is often zero sum. So to me EQRx is interesting because of that flywheel. It’s interesting because of the platform. That’s what we’re investing in. I think we’ll continue to invest in traditional biotech where we see exciting new technologies. We’re not expecting those biotechs to change the business model, to change the value proposition of how things work in the healthcare ecosystem. We’re expecting them to cure diseases, but we do think that there’s a huge amount of value to be brought to bear with EQRx succeeding on its core mission.

Jami Rubin:	Was it hard to convince your biotech colleagues that EQRx was not going to be a threat to innovation?
Krishna Yeshwant:

It was incredibly hard, uh, to talk to my biotech colleagues because, you know, look, I think they, they raised a lot of great questions. We’re looking for new technology. We’re looking for new targets. We’re looking for new approaches to drugging those targets. And, EQRx is not looking for new targets. EQRx is looking for validated targets. And so we had a hard conversation in our partnership as to, what are we doing here? And, and is this, is this a traditional biotech company? We had a phenomenal discussion internally on it.

Krishna Yeshwant:

And what I realized is that at least in our partnership the way to frame EQRx is not as a new biotech, but actually as a new capability for the payer ecosystem. And so we really look at this as a payer provider company rather than as a biotech. When our team talked about it like that, it all made a lot more sense. This is a capability. If you were a payer and you got to create drugs, to meet the needs that your, members have, then how would you do it and what would you go after? Well, payers can’t really do that. The interactions, the types of people you need, the economic constructs of, of developing a therapeutics company are complicated and they don’t really fit into a payer architecture, but we as EQRx can offer that capability to a payer and once we framed it like that inside of GV it unlocked a lot of the dynamics and we were able to bring all of the experience and excitement we have in the biotech sector, to bear on EQRx, but, but with that construct that this is really something that we’re looking to change how the payer ecosystem looks at things.

Eli Casdin:

I agree with, with a lot of Krishna has said and, we’re not in the business of hedging. We’re growth investors. We’re leaning into business models. Some don’t work, right, but it’s not a hedge one against the other. And, in fact, I think it’s, it’s right to characterize this as a disruptive business model in the distribution of drugs and hopefully has feedback into the innovation engine to push the industry from what are sort of well-characterized targets and push them into the harder things, push the technology. So I think it does disrupt the status quo, but, you know, that’s the problem with the status quo. And I think other really talented innovators in the biotech are just going to keep on innovating and pushing into disease sets where it is not as well, um, traversed.

Jami Rubin:	Why do you believe that a SPAC was the right decision for EQRx?
Keith Meister:

One of the things that a SPAC enabled EQRx to do that a traditional private financing or a traditional initial public offering would not have allowed was to raise a tremendous amount of capital, so scale a capital with certainty. So the whole key for partnering with CM Life Sciences III when we sat and met with Alexis and Melanie, is which we said with great world class partners, bring in SoftBank and a bunch of leading growth investors. We said we can show up with certainty of capital. You can know who it’s coming from. You can know you have it now and you can start running.

Keith Meister:

And as you talk about the flywheel that is EQRx, one of the things you’re going to need to succeed is lots of capital. And as you have more capital, it helps solve problems and whether it’s the payers or the people with drugs who are coming in license or building the catalog they’re going to look at that company with capital on the balance sheet both from existing capital and new capital from the SPAC and say this is the winning company.

Keith Meister:

My sense is someone’s going to look back not decades from now but a decade from now at EQRx and when a trillion dollars of drugs were priced one way in the past and differently in the future and say, oh, this was obvious. This was easy. It wasn’t. And one of the key pieces, not the only, but one key piece that I think Alexis and Melanie got and CM Life Sciences III was able to be a partner for it was let’s put a lot of capital on. And as Eli taught me with growth equity the more capital the faster you can go. And the best growth equity investments are the ones where you can disprove the bear thesis by having a lot of capital. And the bear thesis is always the same. They’ll run out of money. Someone will get there before them. They won’t move quickly enough. So the SPAC process in putting approximately $2 billion on EQRx’s balance sheet now puts it all in your hands. Management, go execute, go take a great vision and go implement.

Jami Rubin:	Right, I might add we were 1.7 times oversubscribed in the PIPE and as the CFO I was delighted by the quality of investors who came into the PIPE.
Keith Meister:

And one thing I’d highlight about that is it wasn’t just new investors. The, the amazing thing from my perspective was how much existing investors wanted to participate. And they were frankly easier discussions and meetings cause they knew the company. They sort of said I wish I had more of this. They got the vision. It just shows the people who know the business best who are most comfortable, who are most familiar have the most confidence, which is always a good thing.

Jami Rubin:	Eli, anything to add to that?
Eli Casdin:

No, I think that, I think that’s right. I mean, I remember sitting in a Board meeting with Krishna and sort of Melanie laying out the future and it just occurred to me and I said we’re going to need a bigger boat. And I think that –

Keith Meister:	He says that often. [laughter]
Eli Casdin:

It is one of my lines, but this one needed to be and it’s clear to me and I think it was clear to, to the rest of us in the management team that, that this was, you know, a model that really benefited from going faster, right, doing more, building the catalog, really having a sort of public equity for credibility and with, with the payers.  And, um, and so, I think Keith described it perfectly. I also think that in the transaction Keith has taught me a lot about SPACs. I think SPACs can be used in very different ways.  You know the origin of our SPAC franchise is really can you use this flexible platform to bring a lot of growth capital to certain companies, evolve their management or governance or do sort of strategic natures of it.  And I think including in this transaction we brought in Amy Abernethy and I think the SPAC was able to facilitate that.  And so I just think you could do a lot more and so it, but many companies don’t benefit from a SPAC like EQRx could.

Jami Rubin:	Why did EQRx rise to the top? There were a lot of really cool disruptive opportunities out there. Why EQRx?
Eli Casdin:

There were a lot of interesting companies there. What I have learned, I always sort of knew it. Time has proved it, which is that success is almost entirely determined by the people behind the endeavor. And I knew very well the quality of the EQRx team, the Board and there’s just a confidence when you go into a big sort of, you know, foggy future that if you can really lean in on people you trust and know are going to execute at their best, and especially not just in the context of success but when things get a little tricky, that’s when the talent rises. So that was really one component of what made EQRx just rise above the rest was just that confidence and quality of team.

Keith Meister:

I think there are a couple of other things that really jump out about EQRx that, that, that are unique and different. It is clearly a mission-driven business from the beginning. And who can think of a better mission than trying to cure the financial toxicity of medicine. I mean we’ve all sort of sat there and said why are drug prices so high, right? And this is a company that you look at and say it really can bend the curve and make a difference. So in 2021 partnering with a business that’s doing something on the right side of change feels great.

Keith Meister:

There’s not many engagements with an entrepreneur when you’re looking at investment where you have alignment of a huge TAM, a great disruptive opportunity and doing well by doing good. So when you combine all those things it became a great partner.

Jami Rubin:	Krishna, as a Board member how did you get comfortable with our company being public?
Krishna Yeshwant:

As Eli and Keith said these are people I have worked with before. These are people I trust. I think that the level of complexity in this company is, is significant, but these are people who are activated and only bring more energy around those sorts of situations as I’ve seen firsthand before and so to me, doing this in a public environment felt like one would underwrite a greater likelihood of success of the core thesis, and it’s a group of people who I think can, can handle the complexity.

Jami Rubin:	Keith, how did you get comfortable with the $3.6 billion valuation or with the earnout $4.15 billion?
Keith Meister:

So it won’t surprise you that the ultimate valuation was the result of a robust negotiation. Our goal was to make sure that we invest in the company at a value that was reflective of all the success heretofore, but also at a price where, new investors could have the appropriate momentum as EQRx became a public company. And there was a bid ask gap as a result of that negotiation, and one of the things that the SPAC architecture enabled us to do was to use an earnout structure to make sure that when EQRx is successful existing investors can get their fair share, but we could also price the transaction at a valuation which really incented and attracted new capital from the right sources, which we did by being well oversubscribed.

Keith Meister:

As we think about how we came up with the number, it was, we really focused on having a valuation that was based on the two pre-registrational assets. And we looked at the company and said if we ran the napkin math on EQRx as if it was a traditional biotech company with these two assets, how would we, how would the markets value this company? And based on market share, size, came up with a, a valuation that said 3.6 represents a value whereby these two registrational assets provide a floor.

Keith Meister:

Now we’ve talked about the size of the TAM and the market and the huge vision that EQRx is going after. That’s the upside. So think about it from a PM’s perspective. Your analyst comes in and says to you I have an investment to make. I know it’s money good based on these two pre-registrational assets and the vision, the team, the opportunity to disrupt and change, you know, how drugs are distributed and all of what is EQRx’s future is the upside. So that provides a very compelling set of optionality.

Keith Meister:

Over time what I think will happen in the public markets is we’ll have proof points of additional assets in the catalog. The catalog will go from 10 to 20 to a bigger number in the future and as that’s happening, we won’t just focus on two products, but we’ll focus on more, and with each milestone, each new product that gets to a different level of value and becomes more known to, to the outside world, it’ll lift the floor valuation. At the same time on the other side of the marketplace, as more parties are joining the buyer’s club and there’s, and there’s more membership, there’s more network effect, right, there’ll be additional value.

Keith Meister:

So to me before we ever get the revenue from those first two products, we will have continually lifted our floor valuation, and proved the model cause when there’s lots more products in the catalog, and lots of referencable drugs and paths to cash flows plus the buyer’s club, the whole vision will become inevitable, and there’s lots of upside optionality, so we’ll never outgrow our TAM. And I think that’ll be the narrative for EQRx into the, you know, well into this decade.

Jami Rubin:	Just one final question too, Keith, as a public markets investor, what does long-term success look like for EQRx?
Keith Meister:

Simply put, the big upside opportunity is changing how drugs are distributed. And if you think about what happens today, we’ve all asked ourselves why are drug prices not going down despite innovation? And if EQRx are going to price drugs at a 50 to 70% discount, yet have a maturity the same margins as large cap pharma has today, all that value, that can be shared by the consumer and EQRx, that is a massive opportunity.

Jami Rubin:

Thank you all. What we learned today in this segment is that we hope to raise enough capital via the SPAC to facilitate the execution of our disruptive business model. We’ll have the capital to build a pipeline, to develop those assets to regulatory standards and to generate adoption across the world and establish a disruptive commercial model. So again, thanks all very much.

[END OF TRANSCRIPT]

Disclaimers

Purpose of This Communication

These videos are being provided solely for information and education purposes. Neither these videos nor anything in them shall form the basis of any contract or commitment. These videos are not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding, for example, the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to:

i.	the risk that the transaction may not be completed in a timely manner or at all

ii.	the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III

iii.	the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals

iv.	the lack of a third-party valuation in determining whether or not to pursue the transaction

v.	the inability to complete the PIPE investment in connection with the transaction

vi.	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement

vii.	the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally

viii.	risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction

ix.	the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction

x.	the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange

xi.	changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure

xii.	risks associated with EQRx’s ability to implement its business plans, including execution and timing risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company

xiii.	the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries

xiv.	the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and

xv.	EQRx’s ability to operate as a public company

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Industry and Market Data

Certain information contained in this video relates to or is based on studies, publications, surveys and EQRx’s own internal estimates and research. In this video, EQRx relies on and refers to publicly available information and statistics regarding market participants in the sectors in which EQRx competes and other industry data. Any comparison of EQRx to any other entity assumes the reliability of the information available to EQRx. EQRx obtained this information and statistics from third-party sources, including reports by market research firms and company filings. In addition, all of the market data included in this video involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while EQRx believes its internal research is reliable, such research has not been verified by any independent source and neither CM Life Sciences III nor EQRx has independently verified the information.

Use of Projections

This video contains projected financial information with respect to EQRx, including financial forecasts and projected revenue. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Video, and the inclusion of such information in this video should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither CM Life Sciences III’s nor EQRx’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this video, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this video. These projections are inherently uncertain due to a number of factors outside of CM Life Sciences III’s or EQRx’s control. While all financial projections, estimates and targets are necessarily speculative, CM Life Sciences III and EQRx believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this video should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Trademarks

This video may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Video may be listed without the TM, SM © or ® symbols, but CM Life Sciences III and EQRx will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Stipulations of Use

These videos and their contents are proprietary to EQRx, and no part of them or their subject matter may be reproduced, redistributed, passed on, or the contents otherwise divulged, directly or indirectly, to any other person (excluding the relevant person’s professional advisers) or published in whole or in part for any purpose without the prior written consent of the Company.